October 24, 2018

Ben Silbert
General Counsel and Secretary
Avista Healthcare Public Acquisition Corp.
65 East 55th Street
18th Floor
New York, NY 10022

       Re: Avista Healthcare Public Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 9, 2018
           File No. 333-227090

Dear Mr. Silbert:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed on October 9, 2018

Risk Factors, page 38

1. Please include a separate risk factor clarifying the relationships between the PIPE
       Investors, AHCAP, your sponsor and Avista Capital Partners. The risk factor discussion should identify the members of the PIPE Investment Committee and any other PIPE
       Investors who are affiliated with AHCAP, Avista Acquisition Corp, and Avista Capital
       Holdings and identify any individuals who negotiated on behalf of both AHCAP and the
       PIPE Investors in the merger and the PIPE Investors' investment.
 Ben Silbert
FirstName LastNameBen Acquisition Corp.
Avista Healthcare Public Silbert
Comapany NameAvista Healthcare Public Acquisition Corp.
October 24, 2018
October 24, 2018 Page 2
Page 2
FirstName LastName
2. Please include a separate risk factor to clarify that the aggregate investment of the PIPE
         Investors' per share investments in the post transaction company is at a substantial discount to the public shareholders' investment. The risk factor should clarify that the
         PIPE Investors' investment in the post combination shares is $5.91 per share.
The Business Combination, page 103

3. Please tell us how the overlapping merger, PIPE Investors' subscription in AHCAP,
         Organogenesis private placement to the PIPE Investors and the redemption of AHCAP public shares transaction involving AHPAC shares complied with Regulation M's trading prohibitions.
4. We note your disclosure on page 7 that AHPAC received the approval of its shareholders to extend the deadline for AHPAC to complete a business combination to February 15,
         2019. We note that Section 49.1 of AHPAC's amended and restated memorandum and articles of association provides that Section 49.4 "may not be amended prior to the consummation of a Business Combination without a Special Resolution, the approval threshold for which is unanimity (100%) of all Members entitled to vote." We understand that the holders of 84% of ordinary shares entitled to vote approved your proposal to extend the deadline, which would appear to be short of the unanimous vote required.
         Therefore, please tell us how the deadline to complete the business combination was extended in accordance with AHPAC's articles of association and the requirements of
         Schedule 14A.
5. We note your disclosure on page 185 that in connection with the extraordinary general meeting to extend the date by which AHPAC has to complete a business combination,
         99% of AHPAC's Class A ordinary shares were redeemed. Please tell us why your offer to redeem Class A ordinary shares was made without compliance with the provisions of
         Exchange Act Rule 13e-4 and Regulation 14E. Alternatively, please tell us why you believe such compliance is not required. Additionally, we note that following the redemption of 99% of AHPAC Class A ordinary shares, an aggregate of 201,981 AHPAC
         Class A ordinary shares are outstanding. We further note that pursuant to a subscription agreement, Avista Capital Partners Fund IV LP (an affiliate of the AHPAC) purchased shares in AHPAC and also purchased approximately 3,200,000 shares of merger target
         Organogenesis, which seems to place insiders of AHPAC on both sides of the merger transaction. It appears that such redemption could be part of a transaction or series of transactions which could have a reasonable likelihood of being eligible to terminate your reporting status or in the de-listing of AHPAC ordinary shares. Please provide us with your analysis as to the applicability of Exchange Act Rule 13e-3.
The AHPAC Board's Reasons for the Approval of the Business Combination, page
113

6. We note your response to comment 17. Please revise your registration statement to include the comparable company analysis. The disclosure should explain how the comparable companies were selected, if any companies that met the selection criteria were
 Ben Silbert
Avista Healthcare Public Acquisition Corp.
October 24, 2018
Page 3
      excluded from the analysis, the financial metrics used in the analysis, and Organogenesis
      2019 estimated revenue and 2018 estimated gross margin percentages used in the analysis. Additionally, explain how you estimated 2019 revenues and gross margin for the comparable companies.
Certain Relationships and Transactions, page 281

7. Please expand your disclosure to include the PIPE Investors transactions with AHPAC and Organogenesis.
       You may contact Keira Nakada at 202-551-3659 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Christine Westbrook at 202-551-5019 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                           Sincerely,
FirstName LastNameBen Silbert
                                                      Division of Corporation
Finance
Comapany NameAvista Healthcare Public Acquisition Corp.
                                                      Office of Healthcare &
Insurance
October 24, 2018 Page 3
cc:       Jackie Cohen, Esq.
FirstName LastName